Via Facsimile and U.S. Mail
Mail Stop 4720

August 4, 2009

Mr. Mark A. Kopser
Chief Financial Officer
United Surgical Partners International, Inc.
15305 Dallas Parkway, Suite 1600
Addison, Texas   75001

Re: **United Surgical Partners International, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Forms 10-Q for the quarterly periods March 31 and June 30, 2009
        File No. 333-144337

Dear Mr. Kopser:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. Where indicated, we
think you should revise your document in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we ask you to provide us with supplemental information so we may better
understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 6. Selected Financial Data, page 40

1. Regarding "Other Data – Number of facilities operated as of the end of period,"
    clarify in a note to the table the composition of this number (i.e. number that you
    consolidate, number that are operated by your equity investees that you account

for under the equity method of accounting, and any other relevant categories) for each period presented.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

System-Wide Operating Results, page 53

2. Systemwide operating results is a non-GAAP financial measure that is prohibited by Item 10 of Regulation S-K. This measure appears to circumvent GAAP by combining results of entities that would be prohibited to be consolidated under GAAP. Please revise to remove systemwide operating results and the related discussion. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31 and June 30, 2009.

Consolidated Financial Statements

(1) Summary of Significant Accounting Policies and Practices

(b) Merger transaction, page F-7

3. Please provide us with a comprehensive explanation, including the number of shares exchanged, to support your method of accounting for the merger transaction. Address SFAS 141, EITF 88-16, EITF Topic D-97, SAB Topic 5J and any other accounting guidance that you relied upon in your response.

Exhibit Index

4. The exhibits and schedules to Exhibits 10.1 and 10.2 do not appear to have been filed. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, unlike Item 601(b)(2), you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please file full and complete copies of the agreements listed as Exhibits 10.1 and 10.2, including any exhibits, schedules and appendices which are included in such agreements. Please note that if the exhibits or schedules to Exhibits 10.1 and 10.2 are otherwise filed as an exhibit you may insert a note on the page which the annex or schedule is to be located as to the filed location of the document.

*   *   *   *

Mr. Mark A. Kopser
United Surgical Partners International, Inc.
August 4, 2009
Page 3

As appropriate, please amend your Form 10-K for the year ended December 31, 2008 and Forms 10-Q for the quarterly periods ended March 31, and June 30, 2009 and respond to these comments within 10 business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant